UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,
26 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Fourth Amended and Restated Memorandum and Articles of Association

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On September 9, 2026, at 9:00 a.m., Eastern Time (September 9, 2026 at 9 p.m. Hong Kong Time), Creative Global Technology Holdings Limited (the “Company”) held the 2026 Second Extraordinary General Meeting of Shareholders (the “2026 Second EGM”) at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, People’s Republic of China.

Holders of Class A Ordinary Shares as of the August 24, 2026 (the “Record Date”) are entitled to one (1) vote for each Class A Ordinary Share for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to one hundred (100) votes for each Class B Ordinary Share for each of the proposals.

Holders of 567,045 Class A Ordinary Shares and 566,667 Class B Ordinary Shares were present in person or by proxy at the 2026 Second EGM, representing approximately 65.94% of the outstanding shares entitled to vote at the 2026 Second EGM as of the Record Date, and therefore constituting a quorum of one or more persons present in person or by proxy holding not less than one-third of the issued shares entitled to vote at the 2026 Second EGM. All matters voted on at the 2026 Second EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the 2026 Second EGM are as follows:

Proposal One: Adoption of the 4th AR M&A Proposal

	For	Against	Abstain
Proposal 1: by a special resolution that the fourth amended and restated memorandum and articles of association of the Company, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 25, 2026 be and is hereby approved and adopted, in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution.	57,233,487	244	14

Proposal Two: General Authorization Proposal

	For	Against	Abstain
Proposal 2: by an ordinary resolution that (a) any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Adoption of the 4th AR M&A and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; and (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions.	57,233,487	239	19

Proposal Three: Adjournment Proposal

	For	Against	Abstain
Proposal 3: by an ordinary resolution that the chairman of the 2026 Second EGM be and is hereby authorized to adjourn the 2026 Second EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Proposal Two above at the 2026 Second EGM.	57,233,486	239	20

The Company expects to file the Fourth Amended and Restated Memorandum and Articles of Association with the Registrar of the Cayman Islands within fifteen (15) days of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited

Date: September 10, 2026	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer

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